                                   FORM 6-K/A

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:   DECEMBER 19, 2002

                                [TRICOM(R) LOGO]

                                  TRICOM, S.A.
                 (Translation of registrant's name into English)

         AVENIDA LOPE DE VEGA NO. 95, SANTO DOMINGO, DOMINICAN REPUBLIC
                    (Address of principal executives offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F /X/      Form 40-F / /

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes / /         No /X/

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                                  TRICOM, S.A.

                                     AMENDED

                                QUARTERLY REPORT

                                     FOR THE

                                  THIRD QUARTER

                                      ENDED

                               SEPTEMBER 30, 2002

     This Amendment to the Quarterly Report for the Third Quarter ended September 30, 2002 is being made to correct the amounts previously reported as long term and short debt. The amount of long term debt originally was reported as $359,150,448 and, as revised, is reported as $337,924,363. The amount of short-term debt, including current portion of capital leases, originally was reported as $108,576,262 and, as revised, is reported as $130,842,962. In addition, selling, general and administrative amounts reported in this Amendment to the Quarterly Report for the Third Quarter ended September 30, 2002 have increased from the amounts previously reported by us to account for amortization expenses, primarily related to radio and cellular and PCS frequencies, deferred commissions, and other intangible assets, previously included as a separate line items in the Third Quarter Report. This Amendment presents selling, general and administrative expenses in the same manner as in our annual audited financial statements.

                                TABLE OF CONTENTS

                                                                              PAGE
GENERAL INTRODUCTION.............................................................1

PART I    3

FINANCIAL INFORMATION............................................................3

  ITEM 1.  FINANCIAL STATEMENTS..................................................3
  ITEM 2.  Information on the Company...........................................10
  ITEM 3.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.........................11
  ITEM 4.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...........23
PART II   24

OTHER INFORMATION...............................................................24

  ITEM 1.  LEGAL PROCEEDINGS....................................................24
  ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS............................25
  ITEM 3.  DEFAULTS UPON SENIOR SECURITIES......................................25
  ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS..................25
  ITEM 5.  OTHER INFORMATION....................................................25
  ITEM 6.  EXHIBITS AND REPORTS ON FORM 6-K.....................................25

                              GENERAL INTRODUCTION

     UNLESS THE CONTEXT INDICATES OTHERWISE, ALL REFERENCES TO "TRICOM," "US" OR "WE" REFER TO TRICOM, S.A. AND ITS CONSOLIDATED SUBSIDIARIES AND THEIR RESPECTIVE OPERATIONS, AND INCLUDE TRICOM'S PREDECESSORS.

PRESENTATION OF CERTAIN FINANCIAL INFORMATION

     We prepare our consolidated financial statements in conformity with generally accepted accounting principles in the United States. We adopted the United States dollar as our functional currency effective January 1, 1997 and maintain our books and records in dollars.

     In this Quarterly Report references to "$," "US$" or "U.S. dollars" are to United States dollars, and references to "Dominican pesos" or "RD$" are to Dominican pesos. This Quarterly Report contains translations of certain Dominican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. The rates we used to translate Dominican peso-denominated accounts at the period-end were RD$17.05 at December 31, 2001 and RD$18.99 at September 30, 2002. These translations should not be construed as representations that the Dominican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. The average of prices of one U.S. dollar quoted by certain private commercial banks, or the Private Market Rate, as reported by Banco Central de la Republica Dominicana, or the Central Bank, on September 30, 2002 was RD$18.99 = US$1.00, the date of the most recent financial information included in this Quarterly Report. The Federal Reserve Bank of New York does not report a noon buying rate for Dominican pesos. On December 16, 2002, the Private Market Rate was RD$20.80 = US$1.00.

FORWARD-LOOKING STATEMENTS

     The statements contained in this Quarterly Report, which are not historical facts, are forward-looking statements that involve risks and uncertainties. Management cautions the reader that these forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing us. Such risks include, but are not limited to, the following factors:

          - the effect of our substantial indebtedness on our ability to fund operations and our competitive position;
          - our ability to generate cash flow from operations to meet our debt service requirements;
          - our dependence on high interest short-term borrowings in the Dominican financial markets;
          - possibility of substantial payment to the Dominican tax service affecting the ability to fund our operations and requiring us to obtain additional financing;
          - not achieving our objectives of improving operating and cash flow margins and sustaining revenue growth;
          - greater market share and resources by our principal competitor in the Dominican Republic;
          - competition in Dominican markets for local, long distance, wireless, internet and data services with multinational telecommunications providers;
          - disconnection of a substantial portion of our subscriber base and a new focus on higher margin customers not producing desired results;
          -    the effect of litigation in Panama initiated by competitor;
          -    declining rates for international long distance traffic;
          - our reliance in the U.S. long distance markets on resellers, many of which have been adversely affected by intensified competition and decreased demand;
          -    our inability to minimize customer credit risks;
          -    customer churn;
          -    rapid technological change;
          - fraudulent or pirated use of our wireless and cable television services;
          -    our dependence on third parties for television programming;

          -    the possible effect of interruptions in cable service;
          - vulnerability of our computer network to viruses, hackers and other disruptions;
          - the effect of objections filed with Dominican regulatory authorities to our purchase of certain cable television operations;
          -    volatility in the Panama market;
          - the inability of our sole supplier to maintain our iDEN network in Panama;
          -    concerns about health risks associated with wireless equipment;
          - adverse effects to our financial condition due to downturns in the Dominican economy;
          - poverty, social unrest and shortages in the Dominican Republic affecting the use of telecommunications services;
          - inability to enforce claims based on U.S. Securities laws in the Dominican Republic;
          - our dependence on continued growth of the Dominican economy, demand for telecommunication services in the Dominican Republic and moderation of inflation; and
          - the volatility and depreciation of the Dominican peso against the U.S. dollar reducing our cash available to repay our indebtedness or fund our operations.

                                     PART I
                              FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN US$)

                                                      AT DECEMBER 31,    AT SEPTEMBER 30,
                                                      ---------------    ----------------
                                                           2001                2002
                                                                            (UNAUDITED)
                       ASSETS

Current assets:
  Cash on hand and in banks                           $    12,576,050    $      7,143,132

  Accounts receivable:
    Customers                                              27,537,952          29,734,487
    Carriers                                                4,168,187           2,942,574
    Related parties                                         5,191,359             678,580
    Officers and employees                                    687,355           1,118,144
    Other                                                   1,010,801           2,134,165
                                                      ---------------    ----------------
                                                           38,595,654          36,607,950
    Allowance for doubtful accounts                        (4,097,001)         (7,107,658)
                                                      ---------------    ----------------
      Accounts receivable, net                             34,498,653          29,500,292

  Inventories, net                                          7,054,100           6,112,112

  Investments                                              15,200,000          13,522,815

  Prepaid expenses                                          5,850,267           2,433,506

  Deferred income taxes                                     1,624,637             946,968
                                                      ---------------    ----------------
      Total current assets                                 76,803,707          59,658,825
                                                      ---------------    ----------------

Mortgage investments                                        3,968,711             486,682

Property and equipment, net                               685,916,632         687,544,862

Other assets at cost, net of amortization                  26,214,053          27,448,130

Goodwill and intangible assets, net of amortization        36,511,523          36,511,523
                                                      ---------------    ----------------

                                                      $   829,414,626    $    811,650,022
                                                      ===============    ================

TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONT.)
(IN US$)

                                                                           AT DECEMBER 31,    AT SEPTEMBER 30,
                                                                           ---------------    ----------------
                                                                                 2001               2002
                                                                                                 (UNAUDITED)
                LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Notes payable:
    Borrowed funds - banks                                                 $    86,872,001    $     41,144,696
    Borrowed funds - related parties                                            27,076,366          43,744,287
    Commercial paper                                                            29,242,556          16,471,936
    Current portion of long-term debt                                           30,493,532          28,441,428
                                                                           ---------------    ----------------
                                                                               173,684,455         129,802,347
                                                                           ---------------    ----------------

  Current portion of capital leases - related party                              6,643,766           1,040,615

  Accounts payable:
    Carriers                                                                     8,831,981           9,825,780
    Related parties                                                              6,868,834             282,904
    Suppliers                                                                   17,543,401          18,102,693
    Other                                                                        3,881,848             866,137
                                                                           ---------------    ----------------
                                                                                37,126,064          29,077,514

  Other liabilities                                                             14,644,012          16,683,676
  Accrued expenses                                                              20,272,800          20,460,647
                                                                           ---------------    ----------------
    Total current liabilities                                                  252,371,097         197,064,799
                                                                           ---------------    ----------------

Reserve for severance indemnities                                                1,639,718           1,053,755
Deferred income tax                                                              2,172,814           1,658,358
Commercial paper                                                                 1,153,759          45,597,566
Capital leases, excluding current portion - related party                       11,213,000          14,531,321

Long-term debt, excluding current portion                                      305,459,748         337,924,363
                                                                           ---------------    ----------------
    Total liabilities                                                          574,010,136         597,830,162
                                                                           ---------------    ----------------

Minority interest                                                                1,870,833                   -

Shareholders' equity:
  Class A Common Stock at par value RD$10: Authorized 55,000,000 shares;
24,245,920 shares issued at December 31, 2001 and September 30, 2002            14,753,134          14,753,134
  Class B Stock at par value RD$10: Authorized 25,000,000 shares at December 31, 2001 and September 30, 2002; 19,144,544 issued at
December 31, 2001 and September 30, 2002                                        12,595,095          12,595,095
  Additional paid-in-capital                                                   217,290,020         217,290,020
  Retained (loss) earnings                                                      10,919,165         (28,794,632)
  Other comprehensive income-foreign currency translation                       (2,023,757)         (2,023,757)
                                                                           ---------------    ----------------
    Shareholders equity, net                                                   253,533,657         213,819,860
                                                                           ---------------    ----------------

                                                                           $   829,414,626    $    811,650,022
                                                                           ===============    ================

TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(IN US$)

                                                                 THREE MONTH PERIOD ENDED           NINE MONTH PERIOD ENDED
                                                                      SEPTEMBER 30,                       SEPTEMBER 30,
                                                              ------------------------------    ------------------------------
                                                                  2001              2002             2001             2002
                                                              -------------    -------------    -------------    -------------
                                                                       (UNAUDITED)                        (UNAUDITED)
OPERATING REVENUES:
  Toll revenues                                               $   7,769,767    $   7,281,413    $  22,215,869    $  21,036,788
  International revenues                                         21,272,185       21,812,650       60,862,735       65,155,992
  Local service                                                  15,987,408       16,810,289       46,364,483       51,046,301
  Cellular & PCS                                                 10,182,725        9,323,048       28,228,114       28,299,772
  Data and Internet                                               2,146,784        2,994,531        6,024,925        8,072,423
  Paging                                                            242,855          143,143          832,273          494,988
  Sale of equipment                                                 465,846          481,000        2,652,019        1,721,585
  Installation and activation fees                                2,405,657          793,574        9,390,783        3,298,383
  Cable revenues                                                          -        5,856,373                -       16,852,246
  Other                                                             180,860           82,386          555,334          416,342
                                                              -------------    -------------    -------------    -------------
    TOTAL OPERATING REVENUES                                     60,654,087       65,578,407      177,126,535      196,394,820

OPERATING COSTS:
  Transport and access charges                                   17,821,403       19,707,960       49,470,744       57,266,462
  Cable programming cost                                                  -        1,904,152                -        4,672,743
  Network depreciation                                           11,617,289       13,656,006       32,464,595       39,624,363
  Expense in lieu of income taxes                                 2,522,431        1,564,867        9,002,698        6,246,766
  Selling, general and administrative expenses,
including non-network depreciation expense of
$2,761,356 and $3,321,065 for the three months ended
September 30, 2001 and 2002, respectively, and
$7,352,477 and $9,611,225 for the nine months ended
September 30, 2001 and 2002, respectively.                       25,199,900       27,418,752       66,402,482       83,025,694
  Cost of equipment sold                                            382,548          510,992        2,178,545        1,191,648
  Other                                                             487,960          159,919        1,472,688        1,436,822
                                                              -------------    -------------    -------------    -------------
    TOTAL OPERATING COSTS                                        58,031,531       64,922,648      160,991,752      193,464,498

    OPERATING INCOME                                              2,622,556          655,759       16,134,783        2,930,322

OTHER INCOME (EXPENSES):
  Interest expense                                               (8,682,346)     (17,247,946)     (28,495,020)     (46,919,070)
  Interest income                                                   665,045          365,368        1,533,802        1,334,087
  Foreign currency exchange gain (loss)                             (26,850)         654,984         (289,285)         702,420
  Gain (loss) on sale of land                                             -                -                -        1,284,310
  Other, net                                                        (26,159)         715,291          515,410         (280,022)
                                                              -------------    -------------    -------------    -------------
    OTHER EXPENSES, NET                                          (8,070,310)     (15,512,303)     (26,735,093)     (43,878,275)
                                                              -------------    -------------    -------------    -------------

EARNINGS (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST        (5,447,754)     (14,856,544)     (10,600,310)     (40,947,913)
  Income taxes                                                     (150,000)        (316,422)        (250,861)        (636,717)
EARNINGS (LOSS) BEFORE MINORITY INTEREST                         (5,597,754)     (15,172,966)     (10,851,171)     (41,584,670)
  Minority interest                                                  95,021          259,865          155,047        1,870,833
                                                              -------------    -------------    -------------    -------------
    NET EARNINGS (LOSS)                                       $  (5,502,733)   $ (14,913,101)   $ (10,696,124)   $ (39,713,837)
                                                              =============    =============    =============    =============

Earnings (loss) per common share:
Earnings (loss) before minority interest                              (0.19)           (0.35)           (0.37)           (0.92)
Minority interest                                                      0.00             0.01             0.00             0.00-
                                                              -------------    -------------    -------------    -------------
Earning (loss) per common share                               $       (0.19)   $       (0.34)   $       (0.37)   $       (0.92)
                                                              =============    =============    =============    =============

NUMBER OF COMMON SHARES USED IN CALCULATION                      28,844,544       43,390,464       28,844,544       43,390,464
                                                              =============    =============    =============    =============

TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
IN US$

                                                                      NINE MONTH PERIOD ENDED
                                                                          SEPTEMBER 30,
                                                            -----------------------------------------
                                                                  2001                      2002
                                                            ---------------           ---------------
                                                                           (UNAUDITED)
Cash flows from operating activities:
  Net earnings (loss)                                       $   (10,696,124)          $   (39,713,797)
  Adjustments to reconcile net earnings (loss) to net
cash provided by operating activities:
    Allowance for doubtful accounts                               5,173,937                 5,893,869
    Amortization of debt issue cost                                       -                 2,078,417
    Amortization of radio frequency rights                                -                   465,338
    Deferred income tax, net                                        (67,139)                  163,213
    Depreciation                                                 39,817,072                49,235,588
    Gain on sale of assets                                                -                         -
    Expense for severance indemnities                             1,070,374                 1,474,840
    Minority interest                                              (155,047)               (1,870,833)
    Loss (gain) on sale of fixed assets, net                              -                (1,284,310)
    Value of consulting services received in exchange
for stock warrants                                                  752,987                         -
    Net changes in assets and liabilities:
      Accounts payable                                           (8,998,679)               (8,048,550)
      Accounts receivable                                        (3,679,003)                 (895,508)
      Accrued expenses                                            2,051,308                   187,847
      Inventories                                                   388,478                (1,011,124)
      Other assets                                               (9,047,818)               (3,777,832)
      Other liabilities                                          (1,618,006)                2,039,664
      Prepaid expenses                                            4,218,965                 3,416,761
      Reserve for severance indemnities                          (1,033,948)               (2,060,803)
                                                            ---------------           ---------------
        Total adjustments                                        31,044,417                46,006,577
                                                            ---------------           ---------------
Net cash provided by operating activities                   $    20,348,293           $     6,292,780
                                                            ===============           ===============

Cash flows from investing activities:
  Acquisition of property and equipment                         (96,083,468)              (52,654,969)
  Cancellation (acquisition)  of investments                       (698,730)                5,159,214
  Proceeds from sale of land                                              -                 5,028,573
                                                            ---------------           ---------------
    Net cash used in investing activities                       (96,782,198)              (42,467,182)

Cash flows from financing activities:
  Borrowed funds from banks                                      36,602,673                         -
  Principal payments to banks                                             -               (26,404,587)
  Proceeds from issuance of commercial paper                     14,234,905                31,673,187
  Borrowed funds from related parties                            29,931,765                22,479,879
  Principal payments to related parties                         (35,577,626)               (5,811,868)
  Capital lease payments                                         (3,264,593)               (2,284,830)
  Deposit for acquisition of common stocks                       40,000,000                         -
  Proceeds from issuance of long-term debt                       11,961,530                34,367,892
  Minority interest                                               4,507,131                         -
  Payments of long-term debt                                     (2,061,541)              (23,278,189)
                                                            ---------------           ---------------
    Net cash provided by financing activities                    96,334,244                30,741,484

Net increase (decrease) in cash on hand and in banks             19,900,339                (5,432,918)

Cash on hand and in banks at beginning of the year               18,199,552                12,576,050
                                                            ---------------           ---------------
Cash on hand and in banks at end of the year                $    38,099,891           $     7,143,132
                                                            ===============           ===============
Supplementary information:
  Interest paid (net of capitalization)                     $   (31,740,635)          $   (47,278,737)
                                                            ===============           ===============

TRICOM, S.A. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRESENTATION

     We consider that all adjustments (all of which are normal recurring accruals) necessary for a fair statement of financial position and results of operations for these periods have been made; however, results for such interim periods are subject to audit. Results for such interim periods are not necessarily indicative of results for a full year.

NOTE 2 - GUARANTEE SUBSIDIARIES FINANCIAL INFORMATION

     Our 11-3/8% Senior Notes due 2004 are guaranteed fully, unconditionally and jointly and severally by each of our restricted subsidiaries, as defined in the indenture for the Senior Notes, each of which is wholly owned by us.

     Summarized condensed consolidated financial information of TRICOM, S.A. (Parent Company), the subsidiaries guarantors on a combined basis (GFN Comunicaciones, TRICOM Centroamerica, S.A., Call Tel, TRICOM USA and subsidiaries, Tricom Latinoamerica, S.A., Tricom, S.A. - Panama- and TCN Dominicana, S.A.), and the subsidiary not guarantor (Tricom Panama, S.A. - formerly Cellular Communications of Panama, S.A.) at December 31, 2001 and September 30, 2002 for Balance Sheet Data and for the nine month periods ended September 30, 2001 and 2002 for Statement of Operations and Cash Flow Data is as follows:

BALANCE SHEET DATA AT DECEMBER 31, 2001:

                                               Tricom, S.A.     Subsidiaries    Subsidiaries Not   Consolidating         Total
                                                Parent Co.       Guarantors        Guarantor        Adjustments       Consolidated
                                              --------------   --------------   ----------------   --------------    --------------
                 ASSETS
Current assets:
  Cash on hand and in banks                   $   11,200,148   $    1,182,280   $        193,622   $            -    $   12,576,050
  Accounts receivable, net                        87,640,800       17,706,131            835,546      (71,683,824)       34,498,653
  Other current assets                            27,076,558        2,287,371            365,075                -        29,729,004
                                              --------------   --------------   ----------------   --------------    --------------
    Total current assets                         125,917,506       21,175,782          1,394,243      (71,683,824)       76,803,707

Property, plant and equipment, net               581,160,158      100,344,145          4,412,329                -       685,916,632

Other non-current assets                          84,173,618       16,452,492            799,973      (34,731,796)       66,694,287

                                              --------------   --------------   ----------------   --------------    --------------
      Total assets                            $  791,251,282   $  137,972,419   $      6,606,545   $ (106,415,620)   $  829,414,626
                                              ==============   ==============   ================   ==============    ==============

   LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Notes Payable                               $  158,259,504   $   15,424,951   $              -   $            -    $  173,684,455
  Current portion of capital leases                6,643,766                -                  -                -         6,643,766
  Accounts payable                                33,536,089       72,631,604          2,642,195      (71,683,824)       37,126,064
  Other current liabilities                       25,986,347        8,790,651            139,814                -        34,916,812
                                              --------------   --------------   ----------------   --------------    --------------
    Total current liabilities                    224,425,706       96,847,206          2,782,009      (71,683,824)      252,371,097

  Other non-current liabilities                  313,291,919        8,340,609              6,511                -       321,639,039
                                              --------------   --------------   ----------------   --------------    --------------

    Total liabilities                            537,717,625      105,187,815          2,788,520      (71,683,824)      574,010,136

Minority interest                                          -                -                  -        1,870,833         1,870,833

Stockholders' equity                             253,533,657       32,784,604          3,818,025      (36,602,629)      253,533,657
                                              --------------   --------------   ----------------   --------------    --------------

Total liabilities and stockholder's equity    $  791,251,282   $  137,972,419   $      6,606,545   $ (106,415,620)   $  829,414,626
                                              ==============   ==============   ================   ==============    ==============

BALANCE SHEET DATA AT SEPTEMBER 30, 2002:

                                               Tricom, S.A.     Subsidiaries    Subsidiaries Not   Consolidating         Total
                                                Parent Co.       Guarantors        Guarantor        Adjustments       Consolidated
                                              --------------   --------------   ----------------   --------------    --------------
                 ASSETS
Current assets:
  Cash on hand and in banks                   $    5,101,176   $    1,840,918   $        201,038   $            -    $    7,143,132
  Accounts receivable, net                       108,185,919       20,473,799            694,158      (99,853,584)       29,500,292
  Other current assets                            19,719,304        2,796,387            499,710                         23,015,401
                                              --------------   --------------   ----------------   --------------    --------------
    Total current assets                         133,006,399       25,111,104          1,394,906      (99,853,584)       59,658,835

Property, plant and equipment, net               569,870,130      112,441,426          5,233,306                -       687,544,862

Other non-current assets                          73,454,564       13,019,453            791,185      (22,818,867)       64,446,335

                                              --------------   --------------   ----------------   --------------    --------------
      Total assets                            $  776,331,093   $  150,571,983   $      7,419,397   $ (122,672,451)   $  811,650,022
                                              ==============   ==============   ================   ==============    ==============

   LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Notes Payable                               $  121,710,686   $    7,852,033   $        239,628   $            -    $  129,802,347
  Current portion of capital leases                1,040,615                -                  -                -         1,040,615
  Accounts payable                                18,296,542      102,582,460          8,052,096      (99,853,584)       29,077,514
  Other current liabilities                       28,105,927        8,400,796            637,600                -        37,144,323
                                              --------------   --------------   ----------------   --------------    --------------
    Total current liabilities                    169,153,770      118,835,289          8,929,324      (99,853,584)      197,064,799

  Other non-current liabilities                  393,357,463        7,407,900                  -                -       400,765,363
                                              --------------   --------------   ----------------   --------------    --------------

    Total liabilities                            562,511,233      126,243,189          8,929,324      (99,853,584)      597,835,162

Minority interest                                          -                -                  -                -                 -

Stockholders' equity                             213,819,860       24,328,794         (1,509,927)     (22,818,867)      213,819,860
                                              --------------   --------------   ----------------   --------------    --------------

Total liabilities and stockholder's equity    $  776,331,093   $  150,571,983   $      7,419,397   $ (122,672,451)   $  811,650,022
                                              ==============   ==============   ================   ==============    ==============

STATEMENT OF OPERATIONS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2001:

                                               Tricom, S.A.     Subsidiaries    Subsidiaries Not   Consolidating         Total
                                                Parent Co.       Guarantors        Guarantor        Adjustments       Consolidated
                                              --------------   --------------   ----------------   --------------    --------------
Operating revenues                            $  136,370,277   $   55,522,747   $        424,404   $  (15,190,893)   $  177,126,535
Operating costs                                 (123,628,643)     (51,778,728)          (775,274)      15,190,893      (160,991,752)
  Operating income                                12,741,634        3,744,019           (350,870)               -        16,134,783
                                              --------------   --------------   ----------------   --------------    --------------

Other expense, net                               (23,437,758)        (824,117)            34,448       (2,507,666)      (26,735,093)

Earnings (loss) before income taxes and
minority interest                                (10,696,124)       2,919,902           (316,422)      (2,507,666)      (10,600,310)

Income taxes                                               -         (250,861)                 -                -          (250,861)

Minority interest                                          -                -                  -          155,047           155,047

                                              --------------   --------------   ----------------   --------------    --------------
Net earnings (loss)                           $  (10,696,124)  $    2,669,041   $       (316,422)  $   (2,352,619)   $  (10,696,124)
                                              ==============   ==============   ================   ==============    ==============

STATEMENT OF OPERATIONS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002:

                                               Tricom, S.A.     Subsidiaries    Subsidiaries Not   Consolidating         Total
                                                Parent Co.       Guarantors        Guarantor        Adjustments       Consolidated
                                              --------------   --------------   ----------------   --------------    --------------
Operating revenues                            $  141,694,643   $   77,500,927   $      1,359,299   $  (24,160,049)   $  196,394,820
Operating costs                                 (130,332,747)     (80,935,467)        (6,356,293)      24,160,049      (193,464,458)
                                              --------------   --------------   ----------------   --------------    --------------
  Operating income                                11,361,896       (3,434,540)        (4,996,994)               -         2,930,362

Other expense, net                               (50,865,932)        (501,071)          (330,960)       7,819,688       (43,878,275)

Earnings (loss) before income taxes
and minority interest                            (39,504,036)      (3,935,611)        (5,327,954)       7,819,688       (40,947,913)

Income taxes                                        (209,761)        (426,956)                 -                -          (636,717)

Minority interest                                          -                -                  -        1,870,833         1,870,833

                                              --------------   --------------   ----------------   --------------    --------------
Net earnings (loss)                           $  (39,713,797)  $   (4,362,567)  $     (5,327,954)  $    9,690,521    $  (39,713,797)
                                              ==============   ==============   ================   ==============    ==============

CASH FLOW DATA  FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2001:

                                               Tricom, S.A.     Subsidiaries    Subsidiaries Not   Consolidating         Total
                                                Parent Co.       Guarantors        Guarantor        Adjustments       Consolidated
                                              --------------   --------------   ----------------   --------------    --------------
Net cash provided by (used in)
operating activities                          $   16,381,683   $    3,232,136   $     (6,437,566)  $    7,172,040    $   20,348,293
Net cash used in investing activities            (54,945,109)     (32,597,802)        (2,183,398)      (7,055,889)      (96,782,198)
Net cash provided by financing activities         57,951,258       29,778,708          8,720,429         (116,151)       96,334,244
Effect of exchange rate changes on
cash on hand and in banks                                  -                -                  -                                  -
                                              --------------   --------------   ----------------   --------------    --------------

Net increase (decrease) in cash on
hand and in banks                                 19,387,832          413,042             99,465                -        19,900,339

Cash on hand and in banks at
beginning of the period                           17,241,951          957,601                  -                -        18,199,552
                                              --------------   --------------   ----------------   --------------    --------------

Cash on hand and in banks at the
end of the period                             $   36,629,783   $    1,370,643   $         99,465   $            -    $   38,099,891
                                              ==============   ==============   ================   ==============    ==============

CASH FLOW DATA FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002:

                                               Tricom, S.A.     Subsidiaries    Subsidiaries Not   Consolidating         Total
                                                Parent Co.       Guarantors        Guarantor        Adjustments       Consolidated
                                              --------------   --------------   ----------------   --------------    --------------
Net cash provided by (used in)
operating activities                          $  (21,809,222)  $   32,721,072   $      1,444,010   $   (6,063,080)   $    6,292,780
Net cash used in investing activities            (28,707,000)     (13,525,277)        (1,676,222)       1,441,317       (42,467,182)
Net cash provided by financing activities         44,417,250      (18,537,157)           239,628        4,621,763        30,741,484
Effect of exchange rate changes on
cash on hand and in banks                                  -                -                  -                -                 -
                                              --------------   --------------   ----------------   --------------    --------------

Net increase (decrease) in cash on
hand and in banks                                 (6,098,972)         658,638              7,416                -        (5,432,918)

Cash on hand and in banks at
beginning of the period                           11,200,148        1,182,280            193,622                -        12,576,050
                                              --------------   --------------   ----------------   --------------    --------------

Cash on hand and in banks at the
end of the period                             $    5,101,176   $    1,840,918   $        201,038   $            -    $    7,143,132
                                              ==============   ==============   ================   ==============    ==============

ITEM 2. INFORMATION ON THE COMPANY

OVERVIEW

     We are a full service communications services provider in the Dominican Republic. We offer local, long distance, mobile, cable television, and broadband data transmission and Internet services. Our wireless network covers approximately 90% of the population in the Dominican Republic. Our network providing local service is 100% digital, the only such network in the Dominican Republic. Telecommunication networks that employ digital technology can transmit higher quality signals at lower cost. We also own interests in undersea fiber optic cable networks that connect and transmit telecommunications signals between Central America, the Caribbean, the United States and Europe. Fiber optic cable is composed of glass strands and transmits telecommunications signals in the form of light. Through our subsidiary, TRICOM USA, Inc., we own telecommunication-switching facilities in New York, Florida and Puerto Rico. Using these facilities, we originate, transport and terminate international long-distance traffic. We believe that we are one of the few Latin American based long distance carriers that is licensed by the U.S. Federal Communications Commission to own and operate switching facilities in the United States.

     Through our subsidiary, TCN Dominicana, S.A., we are the largest cable television operator in the Dominican Republic based on our number of subscribers and homes passed. At September 30, 2002, our cable network served 71,081 subscribers, including 62,035 basic subscribers, 8,413 commercial rooms and 633 subscribers for digital audio programming and other services, with approximately 170,000 homes passed. At that date, approximately 40% of our network had bi-directional capability and approximately 70% operated at 750MHz. This enables us to provide a variety of multimedia and telecommunications services, including high speed Internet access, interactive programming services and television-based Internet access services.

     We have offered digital mobile integrated services in Panama since April 2002 and, at September 30, 2002, we had approximately 5,000 subscribers. Our services include two-way radio and paging services using iDEN(R) technology. Our network covers Panama City and Colon, the two largest cities in Panama, and important transportation corridors in other parts of the country. Through a 51% owned joint venture, we own frequency rights for 107 channels of 25 MHz each. These frequencies give us access to nationwide coverage, covering a population of approximately 2.8 million people. We also own radio frequency rights in Guatemala and El Salvador that would allow us to operate our iDEN(R) network using switches deployed in Panama. We currently do not intend to develop a network in either Guatemala or El Salvador.

RECENT DEVELOPMENTS

     NEW BASIS FOR DETERMINING INCOME TAX

     From 1996 through September 1, 2002, we have made payments in lieu of income tax to the Dominican government in accordance with the terms of our concession agreement. These payments equal 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international revenues.

     On June 4, 2002, a Presidential decree modified the tax system imposed on all telecommunication providers in the Dominican Republic by concession agreements (including by our 1996 concession agreement) in favor of the payment of a tax equal to the greater of 25% of net taxable income and 1.5% of gross revenues, which is the tax regime applicable to Dominican corporate taxpayers. We began paying income taxes on this basis on September 1, 2002.

     Telecommunication providers in the Dominican Republic are required to adopt the current Dominican corporate tax regime effective January 1, 2003. Effective September 1, 2002, telecommunication providers in the Dominican Republic were allowed to elect to continue making payments in lieu of income tax to the Dominican government through December 31, 2002.

     For 1999, 2000 and 2001, we made payments in lieu of income taxes of $12.8 million, $10.2 million and $12.6 million, respectively. Had we paid taxes for these years on the same basis as all Dominican corporate taxpayers, our taxes would have been $5.5 million for 1999, $3.4 million for 2000 and $3.7 million for 2002, an aggregate tax payment savings of approximately $23 million, but without taking into account additional payments that we would have been required to make with respect to withholding requirements, for among other things, services provided to us by non-Dominican venders from which our concession agreement exempted us, but to which we will now be subject. For the nine months ended September 30, 2001 and 2002 our taxes, on the same basis as all Dominican corporate taxpayers would have been approximately $1.7 million and $2.0 million.

     Our concession agreement also exempted us from the requirement to withhold 5% on interest paid or credited to the accounts of financial institutions located abroad, and 25% on other payments abroad, excluding payments to foreign suppliers for goods and equipment imported to the Dominican Republic. This exemption also was eliminated by Presidential decree. We are required by the terms of various financings with non-Dominican lenders, including by our 11 3/8% Senior Notes due 2004, to pay the amount of the withholding tax on behalf of the lenders or holders, as applicable, so that the net amount they receive after such withholding or deduction will not be less than the amount such lenders or holders would have received if such taxes had not been withheld. For each of 1999, 2000, and 2001, this would have resulted in additional payments with respect to the 11 3/8% Senior Notes due 2004 of $1.14 million and approximately $474,000, $942,000 and $1.08 million, respectively, with respect to other borrowings, or approximately $5.9 million in the aggregate. For the nine months ended September 30, 2001 and 2002, this would have resulted in aggregate additional payments of approximately $1.6 million and $1.8 million.

     APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER

     On July 31, 2002, we announced the selection of Ramon Tarrago as our new Chief Financial Officer. Mr. Tarrago replaces Carlos Vargas, who will now serve as vice president of Telecable Nacional Dominicana, our cable television wholly-owned subsidiary.

     Mr. Tarrago joined us in 1992 as Director of Finance. He has also worked as vice president and head of our International Business Division since its inception in 1995. Before joining us, Mr. Tarrago held positions in the corporate banking unit at the Dominican Republic branch of Citibank and at the International Finance Corporation of the World Bank in Washington, D.C. Mr. Tarrago holds both a BA in economics from Universidad Nacional Pedro Henriquez Urena and an MBA, with a concentration in finance, from the Virginia Polytechnic Institute and State University.

ITEM 3. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

REVENUE OVERVIEW

          We derive our operating revenues primarily from toll revenues, international revenues, local services, cellular and PCS services, data and Internet services, paging services, the sale of equipment, installations and cable television services. The components of each of these services are as follows:

          Toll revenues are amounts we receive from our customers in the Dominican Republic for international and domestic long distance calls, as well as interconnection charges received from Codetel, the incumbent local service provider, and other carriers, for calls that originate in or transit their networks but terminate in our network. Toll revenues are generated by residential and commercial customers, calling card users, cellular and PCS subscribers and retail telephone centers, and large corporate accounts. Toll revenues are recognized as they are billed to customers, except for revenues from prepaid calling cards, which are recognized as the calling cards are used or expire.

          International revenues represent amounts recognized by us for termination of traffic from foreign telecommunications carriers to the Dominican Republic. Traffic is based on the minutes that the foreign telecommunications companies have terminated in the Dominican telecommunications network, either on our own network or on another carrier's network, including revenues derived from our U.S.-based international long distance prepaid calling cards.

          Local service revenues consist of monthly fees, local measured service and local measured charges for value-added services, including call forwarding, three-way calling, call waiting and voicemail, as well as calls made to cellular users under the calling-party-pays system and revenues from other miscellaneous local access services. "Calling party" refers to the person who originates the phone call. "Calling party pays" is a wireless telephony payment structure in which the calling party is billed for interconnection access, and the recipient is not billed for the airtime charges corresponding to that call. In the Dominican Republic, the calling party pays. Local measured service includes monthly phone line rental for a specified number of minutes within a defined area, plus a charge for additional minutes.

          Cellular and PCS revenues represent fees received for mobile cellular and PCS services, including interconnection charges for calls incoming to our cellular and PCS subscribers from other companies' subscribers. Cellular and PCS revenues do not include fees received for international long distance calls generated by our cellular and PCS subscribers. Cellular and PCS fees consist of fixed monthly fees, per minute usage charges and additional charges for value-added services, including call waiting, call forwarding, three-way calling and voicemail, and for other miscellaneous cellular and PCS services.

          Data and Internet revenues consist of fixed monthly fees received from our residential and corporate customers for high speed broadband data transmission and Internet connectivity services, including traditional dial-up connections, dedicated lines, private networks, frame relay, digital subscriber lines, or xDSLs, that provide high-bandwidth transmission of voice and data over regular telephone lines and very small aperture terminals, or VSATs, relatively small satellite antennas used for high speed satellite-based single to multiple point data transmissions, including for the Internet.

          Paging revenues consist of fixed monthly charges for nationwide service and use of paging equipment and activation fees. Since 1999, paging has not played a role in our marketing programs and paging revenues have declined.

          Revenues from the sale of equipment consist of sales fees for customer premise equipment, including private automatic branch exchanges, which are small versions of a phone company's central switching system often used by private companies, and key telephone systems, residential telephones, cellular and PCS handsets and paging units.

          Installation revenues consist of fees we charge for installing local access lines, private branch exchanges and key telephone systems as well as fees for activating cellular and PCS phones. Beginning with January 1, 2000, we have recognized these revenues over the estimated period in which, based on our experience, we retain such clients. Initially we estimated this period as 35 months. Effective October 2, 2001, we revised this period to 24 months, based on our experience with clients. In prior periods, we recognized these revenues when they were collected.

          Cable television revenues consist of monthly fees derived from basic programming, expanded basic programming, premium services, digital music services, Internet access, installation fees and revenues from advertising sales to national advertisers on non-broadcast channels we carry over our cable communications systems. Cable television revenues, including installation fees, are recognized when the service is provided.

          Other revenues consist of revenues that are not generated from our core businesses, including commissions received for providing package handling services for a courier and commissions received for collection services for utility companies.

     The following table sets forth each category of revenues as a percentage of total operating revenues for the period indicated:

                                                              THREE MONTHS       NINE MONTHS
                                                                  ENDED             ENDED
                                                              SEPTEMBER 30,     SEPTEMBER 30,
                                                            ----------------   ---------------
                                                              2001     2002     2001     2002
                                                            -------   ------   ------   ------
     Toll revenues.......................................     12.8%    11.1%    12.5%    10.7%
     International revenues .............................     35.1     33.3     34.4     33.2
     Local service.......................................     26.4     25.6     26.2     26.0
     Cellular and PCS....................................     16.8     14.2     15.9     14.4
     Data and Internet...................................      3.5      4.6      3.4      4.1
     Paging..............................................      0.4      0.2      0.5      0.3
     Sale and lease of equipment.........................      0.8      0.7      1.5      0.9
     Installation and activation fees....................      4.0      1.2      5.3      1.7
     Cable revenues......................................        -      8.9        -      8.6
     Other...............................................      0.3      0.1      0.3      0.2

----------
Note: Percentages may not add up to 100% due to rounding.

     The following table sets forth certain items in the statements of operations expressed as a percentage of total operating revenues for the period indicated:

                                                             THREE MONTHS       NINE MONTHS
                                                                 ENDED             ENDED
                                                             SEPTEMBER 30,     SEPTEMBER 30,
                                                            ---------------   ---------------
                                                             2001     2002     2001     2002
                                                            ------   ------   ------   ------
     Operating costs.....................................     95.7%    99.0%    90.9%    98.5%
     Operating income ...................................      4.3      1.0      9.1      1.5
     Interest expense, net...............................    (13.2)   (25.7)   (15.2)   (23.2)
     Other income (expenses).............................    (13.3)   (23.7)   (15.1)   (22.3)
     Earnings (loss) before  income  taxes and minority
     interest............................................     (9.0)   (22.7)    (6.0)   (20.8)
     Net earnings (loss).................................     (9.1)   (22.7)    (6.0)   (20.2)
     EBITDA..............................................     32.5     30.5     36.9     30.7

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED TO THE SAME PERIODS IN 2001

     OPERATING REVENUES. Our total operating revenues increased 8.1% to $65.6 million during the 2002 third quarter from $60.7 million for the 2001 third quarter. Total operating revenues increased 10.9% to $196.4 million for the nine-month period ended September 30, 2002 from $177.1 million for the nine-month period ended September 30, 2001. Cable television, data and Internet, local, and international long distance services were the primary contributors to overall revenue growth during the 2002 nine month period. Excluding revenues from cable television services, which we acquired in October 26, 2001, our total revenues were $59.7 million for the 2001 third quarter, a decrease of $1 million from total revenues from the 2001 third quarter, and $179.5 million for the 2002 nine-month period, an increase of $2.4 million from the 2001 nine month period. Revenue growth was offset, in part, by lower installation and activation revenues primarily as a result of lower average installation fees, as well as decreases in toll and cellular and PCS revenues

     TOLL. Toll revenues decreased 6.3% to $7.3 million during the 2002 third quarter from $7.8 million for the 2001 third quarter, and decreased by 5.3% to $21.0 million during the first nine months of 2002 compared to $22.2 million during the first nine months of 2001. The decrease in toll revenues resulted from decreases in revenues derived from outbound international long distance minutes offset, in part, by increases in access charges and domestic long distance revenues.

     Revenues from outbound international calls decreased by 21.8% to $2.8 million during the 2002 third quarter from $3.5 million during the 2001 third quarter, and by 20.2% to $8.3 million during the first nine months of 2002 from $10.4 million during the first nine months of 2001, primarily as a result of a decrease in the price per minute for outbound international calls for residential and commercial customers and a decrease in outbound long distance traffic volume. The average price per minute for residential and commercial customers' outbound international calls declined to $.34 during the first nine months of 2002 from $.47 during the first nine months of 2001. Outbound international minutes decreased by 3.2% to 9.0 million minutes in the 2002 third quarter from 9.3 million minutes during the 2001 third quarter, and decreased by 3.5% to 26.7 million minutes during the first nine months of 2002 from 27.6 million minutes during the first nine months of 2001, reflecting decreased traffic volume from calling cards and cellular and PCS customers.

     Domestic long distance revenues increased 53.1% to $2.1 million during the 2002 third quarter from $1.4 million during the 2001 third quarter, and increased 57.8% to $6.2 million during the first nine months of 2002 from $3.9 million during the first nine months of 2001. Domestic long distance minutes increased by 14.0% to 14.9 million minutes during the 2002 third quarter from
13.1 million minutes during the 2001 third quarter, and increased 7.7% to 41.2 million minutes during the first nine months of 2002 from 38.3 million minutes during the first nine months of 2001. The increase in domestic long distance minutes resulted from higher traffic volume from our retail call centers. Pending regulatory proposals that would divide the Dominican Republic into five zones and provide that intra-zone calls are local could have the effect of decreasing rates for some calls, if the regulations are adopted.

     Revenues from access charges increased 3.5% to $2.3 million during the 2002 third quarter from $2.2 million in the 2001 third quarter, and increased 14.5% to $7.0 million during the first nine months of 2002 compared to $6.1 during the first nine months of 2001. The increase in access charges reflects the growth in our local access subscriber base since the 2001 third quarter and in the Dominican telephony market, as well as our success in attracting higher usage customers. We currently expect to disconnect a substantial number of lines in service at September 30, 2002 during the fourth quarter of 2002, which could result in us receiving less revenues from access charges.

     INTERNATIONAL. Our international revenues increased 2.5% to $21.8 million during the 2002 third quarter from $21.3 million in the 2001 third quarter, and increased 7.1% to $65.2 million during the first nine months of 2002 compared to $60.9 million during the first nine months of 2001, primarily as the result of higher inbound traffic derived from our U.S.-based international long distance operations, offset in part by lower international long distance prepaid card traffic volume. The international revenue increase was achieved despite lower settlement rates for traffic between the United States and the Dominican Republic. Our average settlement rate was $.052 per minute during the first nine months of 2002 compared to $.040 per minute during the first nine months of 2001. Inbound minutes increased by 44.8% to 277.5 million minutes during the 2002 third quarter from 191.6 million minutes in the 2001 third quarter, and increased by 40.9% to 734.6 million minutes during the first nine months of 2002 from 521.4 million minutes during the first nine months of 2001.

     Total minutes from our U.S.-based international long distance prepaid cards decreased by 29.8% to 38.3 million minutes in the 2002 third quarter from 54.6 million during the 2001 third quarter, and remained stable at 149.6 million minutes during the first nine months of 2002 compared to 149.2 million minutes during the first nine months of 2001. Revenues from our U.S. based international long distance prepaid calling decreased by 37.4% to $5.1 million in the 2002 third quarter from $8.2 million in the 2001 third quarter, and decreased by 8.3% to $21.4 million during the first nine months of 2002 compared to $23.3 million during the first nine months of 2001. Lower prepaid card sales primarily resulted from competitive pressures and poor results from a third party distributor that had exclusive rights to distribute our product in the northeastern U.S. We now have several distributors in the region.

     LOCAL SERVICE. Local service revenues increased 5.1% to $16.8 million during the 2002 third quarter from $16.0 million in the 2001 third quarter, and increased 10.1% to $51.0 million during the first nine months of 2002 compared to $46.4 million during the first nine months of 2001, primarily as the result of the continued growth in the number of lines in service. At September 30, 2002, we had 179,124 lines in service compared to 169,893 lines in service at September 30, 2001, a 5.4% increase in lines.

     As a result of a higher number of lines in service, revenues derived from cellular calls under the calling-party-pays system increased by 25.9% to $2.2 million in the 2002 third quarter from $1.7 million in the 2001 third quarter, and increased by 34.3% to $6.2 million during the first nine months of 2002 compared to $4.6 million during the first nine months of 2001. Measured local service revenues increased by 10.9% to $3.6 million in the 2002 third quarter from $3.3 million in the 2001 third quarter, and increased by 13.5% to $10.8 million during the first nine months of 2002 from $9.5 million during the first nine months of 2001.

     Revenues from monthly fees decreased by 0.4% to $10.8 million in the 2002 third quarter from $10.9 million in the 2001 third quarter, and increased by 4.2% to $33.9 million during the first nine months of 2002 compared to $32.6 million during the first nine months of 2001. Our average monthly churn rate for local service subscribers increased to 3.3% in the 2002 third quarter compared to 1.6% in the 2001 third quarter, and decreased to 2.0% during the first nine months of 2002 compared to 2.2% during the first nine months of 2001. We calculate our average monthly churn rate by dividing the number of subscribers disconnected during a given period by the sum of subscribers at the beginning of each month during such period.

     During the 2002 third quarter, we undertook a number of steps to improve the profile of our local service customer portfolio, mainly the disconnection of lower usage users, resulting in a reduction in the number of lines in service at September 30, 2002 from the number at June 30, 2002. We currently expect to disconnect a substantial number of our lines in service at September 30, 2002 during the fourth quarter of 2002. As a result, we may have fewer lines in service at December 31, 2002, which could result in lower revenues from monthly fees, access charges and measured local service.

     By disconnecting low usage customers, we believe we can better use our network to provide services to and concentrate our sales efforts on, higher usage residential and corporate customers. In addition to increasing the average revenue per user, we believe we can increase service offerings to higher usage customers and ultimately increase our revenues and profitability. We anticipate that local service churn rate will remain relatively high while we continue our policy of disconnecting lower usage customers.

     CELLULAR AND PCS. Our cellular and PCS revenues decreased 8.4% to $9.3 million in the 2002 third quarter from $10.2 million in the 2001 third quarter, and remained stable at $28.3 million during the first nine months of 2002 compared to $28.2 million during the first nine months of 2001. The decrease in third quarter cellular and PCS revenues resulted from an approximate 26% decrease in the average price per minute during the 2002 third quarter, reflecting increased price competition in the market. For the 2002 nine month period declines in average price per minute were offset by increased minutes of use.

     At September 30, 2002, we had 410,918 cellular and PCS subscribers compared to 332,436 at September 30, 2001. As a result of a higher average subscriber base, total minutes of usage increased 11.5% to 59.7 million minutes in the 2002 third quarter from 53.5 million minutes in the 2001 third quarter, and increased 10.0% to 167.5 million minutes during the first nine months of 2002 from 152.2 million minutes during the first nine months of 2001.

     At September 30, 2002, approximately 5% of our subscriber base consisted of customers that purchase cellular and PCS services pursuant to fixed-term contracts and the remaining 95% of customers that purchase their services in advance, primarily through prepaid calling cards. Prepaid customers include both those who can receive and make outgoing calls and those who are only able to receive incoming calls. We believe that our postpaid subscribers seek the convenience of uninterrupted mobile service and access to high quality customer service and are willing to pay monthly fees for additional value-added services. In contrast to postpaid subscribers, prepaid customers typically generate low levels of usage, access a limited number of value-added services, and often are unwilling to make a fixed financial commitment or do not have the credit profile to purchase postpaid plan cellular and PCS services.

     Prepaid cellular and PCS services generated approximately 62% of our total minutes of use and 67% of total cellular and PCS revenues in the 2002 third quarter compared to approximately 68% of our total minutes of use and 72% of our total cellular and PCS revenues in the 2001 third quarter. For the first nine months of 2002, prepaid cellular and PCS services generated approximately 68% of our total minutes of use and approximately 71% of our total cellular and PCS revenues, compared to 68% of our total minutes of use and 74% of our total cellular and PCS revenues during the first nine months of 2001.

     At September 30, 2002, we had approximately 150,000 "incoming calls only" subscribers, all of whom are prepaid subscribers. The substantial majority of "incoming calls only" subscribers generate little or no traffic. We currently anticipate voluntarily disconnecting a substantial number of our "incoming calls only" cellular and PCS subscribers in the fourth quarter of 2002, which could result in lower airtime and access charge revenues.

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     Our average monthly churn rate for cellular and PCS services increased to
4.6% in the 2002 third quarter from 3.0% in the 2001 third quarter, and decreased to 4.3% during the first nine months of 2002 compared to 5.1% during the first nine months of 2001. We anticipate that the cellular and PCS services churn rate to increase while we continue our policy of disconnecting lower usage "incoming calls only" prepaid subscribers.

     DATA AND INTERNET. Data and Internet service increased 39.5% to $3.0 million in the 2002 third quarter from $2.1 million in the 2001 third quarter, and increased by 34.0% to $8.1 million during the first nine months of 2002 from $6.0 million during the first nine months of 2001, primarily as the result of the continued growth in the number of data and Internet subscribers. The number of our data and Internet subscribers increased 23.3% to 10,611 at September 30, 2002 from 8,606 at September 30, 2001. Revenues from monthly fees increased by 25.7% to $2.2 million in the 2002 third quarter from $1.7 million in the 2001 third quarter, and increased by 18.4% to $5.9 million during the first nine months of 2002 compared to $4.9 million during the first nine months of 2001.

     PAGING. Paging revenues decreased 41.1% to approximately $143,000 in the 2002 third quarter from $243,000 in the 2001 third quarter, and decreased 40.5% to $495,000 during the first nine months of 2002 from $832,000 during the first nine months of 2001, primarily as a result of our decision to focus on migrating new customers away from paging services and into prepaid cellular services. At September 30, 2002, we had 9,457 paging subscribers compared to 17,878 paging subscribers at September 30, 2001. Our average monthly churn rate for paging services remained stable at approximately 2.0% in the 2002 third quarter and 2001 third quarter, and increased to 2.9% during the first nine months of 2002 compared to 2.4% during the first nine months of 2001.

     SALE OF EQUIPMENT. Revenues from the sale of equipment increased 3.3% to $481,000 in the 2002 third quarter from $466,000 in the 2001 third quarter, and decreased 35.1% to $1.7 million during the first nine months of 2002 compared to $2.7 million during the first nine months of 2001, primarily as a result of lower sales of customer premise equipment and cellular and PCS handsets. We have entered into arrangements for the distribution of cellular and PCS services through major electronics retailers. These arrangements have decreased equipment sales revenues but we believe added subscribers and contribute to increase cellular and PCS service revenues.

     INSTALLATION AND ACTIVATION FEES. Installation and activation decreased 67.0% to $794,000 in the 2002 third quarter from $2.4 million in the 2001 third quarter, and decreased 64.9% to $3.3 million during the first nine months of 2002 compared to $9.4 million during the first nine months of 2001. The decrease reflects lower installation fees charged for local access lines and mobile services. In addition, installation and activation revenues for the 2001 periods include fees deferred from previous periods in accordance with SEC Staff Accounting Bulletin 101. Most fees so deferred have been recognized before 2002 and such fees have decreased since 2001. (See "Critical Accounting Policies").

     CABLE. In the fourth quarter of 2001, we acquired the shares of TCN Dominicana, S.A., a wholly-owned subsidiary of Telecable Nacional, C. por A., that owns and operates the largest multi-channel system in the Dominican Republic's pay-TV market, including the concession granted by the Dominican government to operate a cable system. Revenues from cable television services totaled $5.9 million in the third quarter and totaled $16.9 million during the first nine months of 2002.

     At September 30, 2002, we had 71,081 cable subscribers, including 62,035 basic subscribers, and 7,692 commercial rooms, which include commercial establishments (for example, hotels) or multiple dwelling units (for example, any apartment building or hospital), for which we receive a bulk rate for basic cable service offered by us. Programming services revenues totaled $4.2 million in the 2002 third quarter and totaled $12.1 million during the first nine months of 2002. Advertising revenues totaled $1.6 million in the 2002 third quarter and totaled $4.5 million during the first nine months of 2002.

          OPERATING COSTS. Major components of operating costs are:

          - transport and access charges (formerly referred to as satellite connection and carrier costs), which include amounts paid to foreign carriers for our use of their networks for termination of outbound traffic and interconnection costs, which are access charges paid primarily to Codetel, and payments for international satellite circuit leases;

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          -    programming costs, which are amounts paid to programming
               providers for licenses to broadcast on our cable television network basic and premium programming and other content;

          - depreciation of network and non-network equipment and leased terminal equipment;

          -    expenses in lieu of income tax; and

          - selling, general and administrative expenses, which include salaries and other compensation to personnel, building occupancy and maintenance expenses, marketing expenses, commissions and other related costs.

     Our operating costs increased 11.9% to $64.9 million in the 2002 third quarter from $58.0 million in the 2001 third quarter, and increased 20.2% to $193.5 million during the first nine months of 2002 from $161.0 million during the first nine months of 2001. These results reflect higher selling, general and administrative expenses, as well as increased network and non-network depreciation expenses resulting from a higher depreciable capital base as a result of our capital investment and domestic and international network expansion programs. The increase in operating costs and expenses also reflects higher transport and access charges costs, as well as the integration of our cable television operations and the launch of operations in Panama. As a percentage of revenues, operating costs increased to 99.0% in the 2002 third quarter from 95.7% in the 2001 third quarter, and increased to 98.5% during the first nine months of 2002 from 90.9% during the first nine months of 2001.

     TRANSPORT AND ACCESS CHARGES. Transport and access charges costs increased by 10.6% to $19.7 million in the 2002 third quarter from $17.8 million in the 2001 third quarter, and increased by 15.8% to $57.3 million during the first nine months of 2002 from $49.5 million during the first nine months of 2001, primarily as a result of increased interconnection costs and higher outbound carrier costs. Interconnection costs increased by 32.2% to $9.5 million during the 2002 third quarter from $7.2 million during the 2001 third quarter, and increased by 25.8% to $25.7 million during the first nine months of 2002 from $20.5 million during the first nine months of 2001, as the result of a higher volume of traffic terminating in other networks. Outbound carrier costs decreased by 9.5% to $7.3 million in the 2002 third quarter from $8.1 million in the 2001 third quarter, and increased by 10.4% to $23.3 million during the first nine months of 2002 from $21.1 million during the first nine months of 2001, reflecting higher volume of outbound international calls terminating in non-U.S. destinations.

     PROGRAMMING COSTS. Programming costs totaled $1.9 million in the 2002 third quarter and totaled $4.7 million during the first nine months of 2002, primarily related to fees paid to providers for signals and programming content.

     NETWORK DEPRECIATION AND NON-NETWORK DEPRECIATION EXPENSE. Network depreciation increased 17.5% to $13.7 million in the 2002 third quarter from $11.6 million in the 2001 third quarter, and increased 22.1% to $39.6 million during the first nine months of 2002 from $32.5 million during the first nine months of 2001, as a result of a higher depreciable asset base due to the continued investments in our local and international networks, including telecommunications equipment and facilities. Non-network depreciation expense with respect to other fixed assets increased 20.3% to $3.3 million during the 2002 third quarter from $2.8 million during the 2001 third quarter, and increased 30.7% to $9.6 million during the first nine months of 2002 from $7.4 million during the first nine months of 2001.

     EXPENSE IN LIEU OF INCOME TAXES. In the past, we made payments to the Dominican government in lieu of income tax equal to 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international revenues. Expense in lieu of income taxes also includes a tax of 2% on international settlement revenues collected. Beginning September 1, 2002, in accordance with Presidential decree No. 405-02, we no longer pay taxes in lieu of income tax but pay the tax imposed on all Dominican corporations: a tax equal to the greater of 25% of net taxable income or 1.5% of gross revenues.

     Expense in lieu of income taxes during the 2002 third quarter decreased by 38.0% to $1.6 million from $2.5 million in the 2001 third quarter, and decreased by 30.6% to $6.2 million during the first nine months of 2002 from $9.0 million during the first nine months of 2001.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses, excluding non-network depreciation expense, increased 4.5% to $23.3 million in the 2002 third quarter from $22.3 million in the 2001 third quarter, and increased 24.3% to $73.4 million during the first nine months of 2002 from $59.1 million during the first nine months of 2001. The amount of selling, general and administrative expenses reflects increased marketing and advertising expenses, higher provision for uncollectible accounts, occupancy costs, and other related expenses. These increases were offset in part by lower commissions paid to wholesale distributors of prepaid cards, and lower salaries and other personnel compensation costs during the third quarter, as a result of a reduction in the number of employees. Selling, general and administrative amounts have increased from the amounts previously reported by us to account for amortization expenses, primarily related to radio and cellular and PCS frequencies, deferred commissions, and other intangible assets, previously included as a separate line items in our interim reports. Amortization expenses increased to $2.0 million in the 2002 third quarter from $465,000 in the 2001 third quarter, and to $2.0 million during the first nine months of 2002 from $474,000 during the first nine months of 2001.

     Marketing expenses decreased to $1.6 million in the 2002 third quarter from $3.0 million in the 2001 third quarter, and increased to $6.0 million during the first nine months of 2002 from $4.7 million during the first nine months of 2001. Expenses for the provision of uncollectible accounts increased to $2.2 million in the 2002 third quarter from $1.9 million in the 2001 third quarter, and increased to $6.2 million during the first nine months of 2002 from $2.9 million during the first nine months of 2001, primarily as a result of a higher number of contract local service, cellular and PCS and basic and premium cable subscribers. Occupancy costs increased to $2.0 million in the 2002 third quarter from $1.8 million in the 2001 third quarter, and increased to $5.9 million during the first nine months of 2002 from $4.9 million during the first nine months of 2001.

     Other expenses, which include, among others insurance, legal expenses, maintenance and repair of vehicles and equipment and other professional services, increased to $7.4 million in the 2002 third quarter from $6.1 million in the 2001 third quarter, and increased to $20.9 million during the first nine months of 2002 from $16.0 million during the first nine months of 2001. Salaries and other compensation to personnel decreased to $7.1 million in the 2002 third quarter from $7.4 million in the 2001 third quarter, and totaled $22.4 million during the first nine months of 2002 compared to $22.2 million during the first nine months of 2001. At September 30, 2002, we had 1,489 employees compared to 1,491 employees at September 30, 2001.

     As a percentage of total operating revenues, selling, general and administrative expenses, excluding non-network depreciation expense, decreased to 35.5% in the 2002 third quarter compared to 36.7% in the 2001 third quarter, and increased to 37.4% during the first nine months of 2002 compared to 33.3% during the first nine months of 2001.

     COST OF EQUIPMENT AND OTHER COSTS. Cost of equipment sold, which consists of the cost of sale of customer premise equipment, including private branch exchanges and key telephone systems, as well as cellular and PCS handsets, increased by 33.6% to $511,000 in the 2002 third quarter from $383,000 in the 2001 third quarter, and decreased by 45.3% to $1.2 million during the first nine months of 2002 from $2.2 million during the first nine months of 2001. Other costs, which consist of the cost of sale of prepaid services, decreased to $160,000 in the 2002 third quarter from $488,000 in the 2001 third quarter, and decreased to $1.4 million during the first nine months of 2002 from $1.5 million during the first nine months of 2001.

     OPERATING INCOME. Operating income decreased to $656,000 in the 2002 third quarter compared to $2.6 million in the 2001 third quarter, and decreased to $2.9 million during the first nine months of 2002 compared to $16.1 million during the first nine months of 2001. Operating income as a percentage of total operating revenues decreased to 1.0% in the 2002 third quarter from 4.3% in the 2001 third quarter, and decreased to 1.5% during the first nine months of 2002 from 9.1% during the first nine months of 2001.

     OTHER INCOME (EXPENSES). Other expenses increased to $15.5 million in the 2002 third quarter from $8.1 million in the 2001 third quarter, and increased to $43.9 million during the first nine months of 2002 from $26.7 million during the first nine months of 2001, reflecting increased interest expenses resulting from higher average aggregate amount of outstanding debt. Interest increased to $17.2 million in the 2002 third quarter from $8.7 million in the 2001 third quarter, and increased to $46.9 million during the first nine months of 2002 from $28.5 million during the first nine months of 2001. Interest expense also has increased because the amount of interest capitalized has decreased with the decrease in capital expenditures. During the first nine months of 2002, we incurred debt primarily to purchase network and telecommunications equipment.

     NET EARNINGS (LOSS). Net loss totaled $14.9 million, or $.34 cents per share, in the 2002 third quarter compared to a net loss of $5.5 million, or $.19 cents per share, in the 2001 third quarter. For the first nine months of 2002, net loss totaled $39.7 million, or $.92 cents per share, compared to a net loss of $10.7 million, or $.37 cents per share, during the first nine months of 2001.

     EBITDA. Earnings before interest and other income, taxes and depreciation and amortization increased by 1.6% to $20.0 million in the 2002 third quarter from $19.7 million in the 2001 third quarter, and decreased by 7.7% to $60.4 million during the first nine months of 2002 from $65.4 million during the first nine months of 2001. We calculate earnings before interest and other income and expenses, taxes and depreciation and amortization prior to the deduction of payments to the government in lieu of income taxes.

ACCOUNTING PRONOUNCEMENTS

     In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141") and No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 141 requires all business combinations initiated after September 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after September 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we adopted SFAS 142 effective January 1, 2002. As of December 31, 2001, and September 30, 2002, the composition of goodwill and intangible assets totaled $36.5 million, primarily related to the acquisitions of TCN Dominicana, S.A. and of Cellular Communications of Panama, S.A. (subsequently renamed TRICOM Panama, S.A.) during 2001.

CRITICAL ACCOUNTING POLICIES

     REVENUE RECOGNITION

     During the year ended December 31, 2000, we adopted the U.S. Securities and Exchange Commission's Staff Accounting Bulletin No. 101 concerning the recognition of revenue. This pronouncement provides that we recognize net revenues from installations and activations over the period in which we retain our clients. At the time we adopted SAB 101, we charged activation and installation fees to subscribers for cellular and PCS services and for local access lines. In preparing our financial statements for the year ended December 31, 2000, we estimated that the average service life for our customers that we charged activation and installation fees was 35 months. We based our estimate of average service life on our experience during the preceding five years, which included periods in which we were initiating and developing these service offerings.

     Effective October 1, 2001, we updated our estimate of the average service life for our customers from 35 to 24 months. We based our revision on our experience during the preceding three years, which we regarded as more representative of current market conditions. The number of mobile subscribers and subscribers for local access lines increased substantially during that period. We also face increased competition, particularly in the mobile markets in which there have been new market entrants since 2000, which have captured significant market share. As a result of these and other factors, our average monthly disconnection or churn rate increased during 2001. We expect these factors to continue to affect our ability to retain customers. As revised, for 2000 and 2001, we recognized revenue of $8,940,040 and $7,512,759 associated with the accounting change from the adoption of SAB 101.

     Based upon recent market trends to reduce activation fees for mobile and local service, we anticipate that our activation fees and deferred revenue may decrease in the future. In addition, in October 2001, we acquired TCN Dominicana, the largest operator of cable television systems in the Dominican Republic, which we operate under the name Telecable. Telecable did not consistently charge fees for the installation and activation of cable service before we acquired it. We currently charge new subscribers approximately $45, which includes a one-time installation fee and the first month of service. Given current market conditions, we do not foresee charging installation fees in the future. We do not have sufficient experience to determine the average customer service life for cable subscribers. We recognized revenues from cable activation fees for the nine months ended September 30, 2002 in the aggregate of approximately $185,000.

     LONG-LIVED ASSETS

     The Company's long-lived assets include property and equipment, in service, under construction or development and held for disposal, as well as goodwill and identifiable intangible assets to be held and used.

     Property and equipment in service is stated at historical costs. Costs associated directly with network construction, service installations and development of business support systems and interest expense incurred during the construction period are capitalized. Depreciation is calculated on a straight-line basis over the estimated useful lives of assets. The estimated useful life of telecommunications networks is 15 years and 3 to 10 years for furniture fixtures, equipment and other. These useful lives are determined based on historical usage with consideration given to technological changes, trends in the industry and other economic factors that could impact the network architecture and asset utilization. Assets held for disposal or sale is stated at the estimated proceeds from the sale, less costs to sell.

     The Company provides for the impairment of long-lived assets, including goodwill, pursuant to SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to be Disposed of", which requires that long-lived assets and certain identifiable intangible held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an assets may not be recoverable. Such events include, but are not limited to, a significant decrease in market value of an asset, a significant adverse change in the business climate that could affect the value of an asset or a current period operating or cash flow loss combined with a history of operating or cash flow losses. An impairment loss is recognized when estimated undiscounted future cash flows, before interest, expected to be generated by the assets are less than its carrying value.

     We adopted the provisions of SFAS No. 142 on January 1, 2002. SFAS No. 142 no longer requires the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. In accordance with the new rules, starting January 1, 2002, we are no longer amortizing goodwill, acquired intangible assets, which we determined, have an indefinite life. The Company's amortization of goodwill for the year ended December 31, 2001 totaled approximately $47,000. Currently, we do not believe that the provisions of SFAS 142 will have a significant effect on our results of operations and financial position.

EFFECTS OF INFLATION

     The annual inflation rate in the Dominican Republic was 5.1% for 1999, 9.0% for 2000 and 4.4% for 2001. The effects of inflation on our operations have not been significant.

LIQUIDITY AND CAPITAL RESOURCES

     Substantial capital is required to operate and expand our telecommunications networks. For the first nine months of 2002, we made capital expenditures of $52.7 million for the installation of additional local access lines, enhancement of our cellular and PCS network, expansion of international facilities and other network improvements, primarily in the Dominican Republic. The amount expended represents a significant reduction from expenditures in prior years, including $91.6 million in the first nine months of 2001. This reflects our previously announced program to reduce capital expenditures by optimizing the use of our existing network, while minimizing new capital needs and conserving cash. We currently anticipate making capital expenditures of approximately $60 million in 2002 to increase capacity and coverage in our local access and mobile networks, continue deployment of cable television set-top boxes as well as the rollout of our bi-directional cable network to support the deployment of digital and interactive services, expand our international facilities to support increased traffic volume, expand our local network, other international expansion and to deploy our iDEN(R) based network in Panama. However, the amounts to be invested for these purposes, particularly in Panama, will depend upon a number of factors, including primarily the demand for our services and the outcome of pending litigation against our Panamanian subsidiary.

     We have satisfied our working capital requirements and funded capital expenditures from cash generated from operations, short and long-term borrowings, trade finance, capital leases, vendor financing and equity and debt issuances. We believe our cash generated by operations, current cash and borrowings available to us will be sufficient to fund our expected capital expenditures through the end of 2002. We frequently evaluate potential acquisitions and joint venture investments, although we do not currently contemplate any acquisitions and our 11?% senior notes due 2004 limit the amount that we can invest in joint ventures. Acquisitions, investments or potential debt repayments may require us to obtain additional financing. There can be no assurance that additional funding sources will be available to us on terms, which we find acceptable, or at all.

     Net cash provided by operating activities was $20.3 million for the first nine months of 2001 compared to $6.3 million for the first nine months of 2002. We had net accounts receivable of $34.5 million at December 31, 2001 and $29.5 million at September 30, 2002, respectively. Our allowance for doubtful accounts increased to $7.1 million at September 30, 2002 from $4.1 million at December 31, 2001, primarily as a result of higher number of contract local service, cellular and PCS, and basic and premium cable subscribers.

     Our indebtedness was approximately $528.9 million at September 30, 2002, compared to $498.2 million at December 31, 2001, of which $200.0 million was our senior notes, $198.1 million was long-term borrowings and capital leases, with maturities ranging from fifteen months to six years, and $130.8 million was short-term bank loans, commercial paper, short-term telecommunications equipment trade financings and current portion of capital leases and of long-term debt. At September 30, 2002, our U.S. dollar borrowings and commercial paper, other than our 11?% notes due 2004, had interest rates ranging from 4.62% per annum to 14.93% per annum, and our Dominican peso borrowings and commercial paper had interest rates ranging from 15% per annum to 32% per annum. At September 30, 2002, our U.S. dollar borrowings, other than the senior notes, totaled $289.8 million and our peso borrowings totaled $39.1 million.

     At September 30, 2002, we had approximately $20.7 million in cash and investments. In addition, we had credit facilities, which, in the aggregate, permit us to borrow up to $289.1 million. At September 30, 2002, there was $266.8 million outstanding under these facilities. We had approximately $22.3 million available for borrowing under these facilities, of which $18.5 million was under facilities with maturities of less than one year.

     At September 30, 2002, we had $87.4 million of short-term and long-term approved credit facilities with Dominican banks and institutions and $201.7 million of U.S. dollar-denominated approved credit facilities with international banks and financial institutions as compared to $93.5 million and $246.7 million, respectively, at December 31, 2001. In addition, at September 30, 2002, the Company had in place a $74 million dollar-denominated and peso-denominated commercial paper program in the Dominican Republic. At September 30, 2002, we had outstanding $62.1 million under such program. The proceeds from the issuance of commercial paper have been used to finance the purchase of telecommunications related assets.

     At September 30, 2002, our current liabilities exceeded our current assets by $137.4 million compared to $175.6 million at December 31, 2001. This reflects our short-term borrowings in the Dominican Republic with related companies, local and international banks. Dominican banks lend on a short-term basis in order to negotiate interest rates should market conditions change, without necessarily demanding the repayment of credit facilities. It is our belief that the existence of negative working capital does not affect adversely the continuity of our business. In the third quarter of 2002, we restructured approximately $8.0 million of our short-term debt to long-term debt, extending the maturity of such debt with a financial institution for a period of three years, with an interest rate of 11% per annum with respect to dollar denominated borrowings and 28% per annum with respect to peso denominated borrowings. We will seek additional credit facilities with international banks to refinance our short-term credit facilities.

     Our credit facilities in the Dominican Republic do not contain financial covenants. One loan with General Electric Capital Corporation of Puerto Rico, which had an outstanding principal amount of $5.6 million at December

31, 2001, and $3.8 million at September 30, 2002, contains two financial covenants that require us to maintain a minimum cash flow coverage ratio (defined as net income plus depreciation minus preferred dividends divided by current maturity of long term debt) and EBITDA coverage ratio (defined as earnings before interest, taxes, depreciation and amortization divided by current maturity of long term debt plus interest expense). We failed to comply with these covenants at December 31, 2001. GE Capital waived such non-compliance and amended the loan agreement to eliminate the application of the covenants altogether to the three months periods ended March 31, 2002 and June 30, 2002 and to change the ratios for periods ending after June 30, 2002. At September 30, 2002, we were not in compliance with the GE Capital financial covenants. GE Capital has waived our non-compliance and agreed to waive any future non-compliance until December 31, 2003.

     The following table contains certain information concerning the Company's material contractual obligations at September 30, 2002 (in millions of dollars).

                                                           PAYMENTS DUE BY PERIOD
                                     -------------------------------------------------------------------
                                                 LESS THAN 1                                   AFTER
CONTRACTUAL CASH OBLIGATIONS           TOTAL        YEAR       1 - 3 YEARS   4 - 5 YEARS      5 YEARS
                                     ---------   -------------------------------------------------------
Short-term debt                      $  101.4       101.4             -             -             -
Long-term debt                          411.9        28.4         322.8          59.6           1.1
Capital lease obligations                15.6         1.0           9.4           5.2             -
Operating leases                            -           -             -             -             -
Unconditional purchase obligations          -           -             -             -             -
Other long-term obligations                 -           -             -             -             -
                                     --------       -----         -----          ----           ---
TOTAL CONTRACTUAL CASH OBLIGATIONS   $  528.9       130.8         332.2          64.8           1.1
                                     ========       =====         =====          ====           ===

     At December 31, 2001, our 11 3/8 % senior notes due 2004 were rated B1 (with a stable outlook) by Moody's Investors Service ("Moody's") and B+ (with a positive outlook) by Standard & Poor's ("S&P"). On March 26, 2002, S&P reaffirmed its B+ rating of our 11 3/8 % senior notes due 2004 and lowered its outlook from positive to stable. On April 30, 2002, Moody's lowered the rating of our 11 3/8 % senior notes due 2004 to B3 and lowered its outlook from stable to negative. On May 31, 2002, S&P lowered the rating of our 11 3/8 % senior notes due 2004 to B and lowered its outlook from stable to negative. On December 2, 2002, Moody's lowered the rating of our senior notes to Caa2. Our rating also has been placed on review for possible further downgrade. Our domestic commercial paper program is not rated by either Moody's or S&P.

     In connection with the offering of our 11 3/8 % senior notes due 2004, our principal shareholders, a subsidiary of GFN Corporation, Ltd., and Motorola, Inc., entered into voting arrangements with the trustee under the indenture with respect to the notes. The agreements provided for the grant to the trustee of proxies giving it the right to vote all shares of common stock upon the occurrence of specified events of default. GFN and Motorola had the right to terminate the voting agreements, in certain events, including the Dominican Republic becoming bound by the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards, which occurred during 2002. GFN and Motorola exercised their rights to terminate the voting agreements.

ITEM 4. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The following discussion about market risks to certain financial instruments includes "forward-looking" statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

     We are exposed to market risks from adverse changes in interest rates and foreign exchange rates. We do not hold or issue financial instruments for trading purposes.

INTEREST RATE RISKS

     Our interest expense is sensitive to changes in the general level of interest rates in the United States and in the Dominican Republic. At September 30, 2002, we had outstanding $200 million aggregate principal amount of senior notes. The senior notes bear interest at fixed rate of 11 3/8% per annum and mature in the year 2004. The fair value of the senior notes was approximately $120 million at September 30, 2002. The senior notes are U.S. dollar denominated.

     Our primary exposure to market risk for changes in interest rates relates to our short-term borrowings from Dominican banks. Primary exposure is based on the potential of short-term interest rate variation, not on exposure to changes in fair market value of our long-term debt. At September 30, 2002, we had $328.9 million outstanding of short-term and long-term borrowings, other than our senior notes but including trade finance, of which $289.8 million was U.S. dollar denominated, and the remaining $39.1 million was Dominican peso denominated. Of the $289.8 million of U.S. dollar dominated debt, $51.1 million was borrowed from Dominican banks, $55.5 million was commercial paper outstanding issued in Dominican markets, while the remaining $183.1 million was borrowed from international banks, including branches in the Dominican Republic. Of the total $328.9 million outstanding, $305.2 million had fixed interest rates, while the remaining $23.7 million had variable interest rates. At September 30, 2002, our short-term and long-term U.S. dollar denominated borrowings and commercial paper bore interest at rates ranging from 4.62% per annum to 14.93% per annum. At September 30, 2002, our short-term and long-term Dominican peso denominated borrowings and commercial paper bore interest at rates ranging from 15% per annum to 32% per annum. A 10% increase in the average rate for our variable rate debt would have increased our loss for the nine months ended September 30, 2002 by approximately $1.8 million.

     FOREIGN EXCHANGE RISKS

     We are subject to currency exchange risks. During the first nine months of 2002, we generated revenues of $65.2 million in U.S. dollars and $131.2 million in Dominican pesos. In addition, at September 30, 2002, we had $289.8 million of U.S. dollar-denominated debt outstanding, excluding the $200.0 million principal amount of the 11?% senior notes due 2004.

     The impact of changes in foreign exchange rates is determined by measuring the effect of percentage changes in the range of rates during the year for our Dominican peso denominated assets and liabilities. The model reflects the weighted average change in exchange rates as resulting in the same percentage change in foreign exchange gains or losses.

     Dominican foreign exchange regulations require us and other telecommunications companies to convert all U.S. dollar revenues into Dominican pesos at the official exchange rate, and to purchase US dollars at the private market exchange rate. Although regulations now provide that the official exchange rate fluctuates and will be tied to the private market rate, the official exchange rate tends to be lower than the private market rate. During the first nine months of 2002, the average official exchange buying rate was RD$17.41 per $1.00 while the average private market rate was RD$17.87 per $1.00. For most of 2002, the Central Bank has maintained the average official exchange buying rate at RD$17.56 per $1.00.

     Our functional currency is the U.S. dollar and, as a result, we must translate the value of Dominican peso-denominated assets into U.S. dollars when compiling our financial statements. This translation can create foreign exchange gains or losses depending upon fluctuations in the relative value of the Dominican peso against the U.S.

dollar. During the first nine months of 2002, we recognized an approximate $702,000 foreign exchange gain. If the Dominican peso had devalued by an additional 10% against the U.S. dollar on average in the nine months ended September 30, 2002, then we would have realized an additional foreign exchange gain of approximately $70,200.

                                     PART II
                                OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

DOMINICAN TAX ASSESSMENT

     In June 2002, we received notice from the Dominican Tax Service claiming that we owed additional amounts in respect of taxes in lieu of income taxes for the period from January 1, 1999 through June 30, 2001 (the last day through which Dominican tax authorities have audited our tax payments) and for withholding tax on our investment in our wholly-owned subsidiary, TRICOM Latinoamerica and on certain other payments.

     The Service claims that we miscalculated the tax in lieu of income tax payable under our concession agreement. Pursuant to the concession agreement, we had the obligation to pay, within the first ten days of each month (1) 10% of gross domestic revenues collected by us during the preceding month for telephone services, telegraph services, paging services, cellular services, local, national and international call services, as well as for any data transmission or broadcast services and other related telecommunications services minus access charges paid to other carriers for interconnection and (2) 10% of net settlement revenues collected from foreign correspondent carriers for the use of our network for termination of international long distance calls. The service claims that this tax was required to be calculated based upon accrued revenues not collections and seeks RD$98.8 million ($5.3 million), plus penalties and interest. Beginning September 1, 2002, in accordance with Presidential Decree No. 405-02, we no longer pay taxes in lieu of income tax but will pay the tax imposed on all Dominican corporations.

     The Service also claims that we were required to withhold and pay to the tax service 25% of the amount of our investment in TRICOM Latinoamerica, approximately $35 million. The 25% withholding tax generally applies to payments from Dominican source income for services to non-Dominican vendors and to certain dividends. The Service seeks RD$168.1 million ($9.0 million), plus penalties and interest, with respect to this claim.

     We contested the notice with the Service, answering that we fully complied with our concession agreement in calculating the tax based on collections rather than accrued revenues and that there is no required withholding tax on investments in a wholly owned subsidiary. On August 27, 2002, the Service rejected substantially all of our response and calculated our aggregate liability on the two claims, including penalties and interest, as RD$668.3 million ($35.5 million). However, the Service agreed to drop claims for withholding tax on other payments to non Dominican service providers. Through December 2000, Dominican tax law imposed penalties for delinquent tax payments equal to 25% of such delinquent payments for the first month and 5% of the payments for each additional month in which payment is not made. In January 2001, the penalties were reduced to 10% for the first month and 4% for each additional month. Interest on delinquent payments accrues at the rate of 2.58% per month. Penalties cease to accrue on the date of notice from the Service. Interest continues to accrue until the delinquent tax is paid or the claim is resolved.

     We appealed the Tax Service determination to the Ministry of Finance and both we and the Tax Service have the right to appeal any determination by the Ministry of Finance to the tax courts. We believe that we have complied with our tax obligations and do not believe that we will be required to pay a substantial amount in assessments, penalties and interest.

     Except as previously reported, there are no other legal proceedings to which we are a party, other than routine litigation incidental to our business which is not otherwise material to our business or financial condition.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

     NONE.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

     None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     None.

ITEM 5. OTHER INFORMATION

     None.

ITEM 6. EXHIBITS AND REPORTS ON FORM 6-K

     (a)  Exhibits.

          None.

     (b) Reports on Form 6-K. The Company filed with the Securities and Exchange Commission Reports on Form 6-K on August 21, 2002 reporting the Company's results of operations for the three months ended June 30, 2002.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TRICOM, S.A


Dated: December 18, 2002                      By:  /s/ Carl Carlson
                                                   ----------------
                                                   Carl Carlson
                                                   Executive Vice President
                                                   and Member of the
                                                   Office of the President